SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 26, 2003

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated September 26, 2003 and titled:

Nokia takes the next step in structuring its

organization for convergence and growth

press release

September 26, 2003

Nokia takes the next step in structuring its
organization for convergence and growth

Nokia will change its organizational structure to strengthen its focus on convergence, new mobility markets and growth. The change is a natural next step following the reorganization of Nokia Mobile Phones into nine business units in the spring of 2002. The new structure consists of four business groups, corporate-wide sales, marketing, logistics, manufacturing and technology units, as well as a corporate strategy, development and research unit. The changes will be in effect as of January 1, 2004.

With the changes, Nokia will address emerging new business areas in the world of mobility, while continuing to build on its leadership in mobile voice communication. Nokia’s businesses will be organized in four business groups, offering the best opportunities to meet the unique dynamics of each business:

• Mobile Phones will offer a global range of highly competitive mobile phones for large consumer segments. Olli-Pekka Kallasvuo will be Executive Vice President and General Manager of Mobile Phones.

• Multimedia will focus on bringing mobile multimedia to consumers in the form of images, games, music and a range of other attractive content. Anssi Vanjoki will be Executive Vice President and General Manager of Multimedia.

• Networks will continue to offer leading-edge network technology and related services, based on major wireless standards. Sari Baldauf will be Executive Vice President and General Manager of Networks.

• Enterprise Solutions, announced already in July, will offer value to enterprises by providing a range of terminals and seamless mobile connectivity solutions based on end-to-end mobility architecture. General Manager of Enterprise Solutions will be announced later.

Nokia will further enhance its competitiveness and efficiency by establishing company-wide horizontal functions to work with all four business groups. This will enable global care of customer relations and channels, economies of scale in operations as well as better horizontal leverage of technologies, business opportunities and common support:

Sales and marketing, as well as manufacturing, logistics and sourcing will be organized globally and headed by Pekka Ala-Pietilä. He will also continue as President of Nokia Corporation.

Pertti Korhonen, Senior Vice President and Chief Technology Officer of Nokia, will be in charge of the technology unit. This unit will be responsible for Nokia-wide technology management and development and will deliver technologies and platforms for Nokia’s business groups and external customers.

Matti Alahuhta will be Executive Vice President and Chief Strategy Officer with responsibility for corporate strategy and development, research, venturing and business infrastructure.

Rick Simonson has been appointed Senior Vice President and Chief Financial Officer with the responsibility for finance and control, treasury, investor relations, customer finance and risk management.

Rick Simonson and Hallstein Moerk, Senior Vice President, Human Resources, have been appointed to the Nokia Group Executive Board as new members. They will both report to Jorma Ollila, Chairman and CEO.

Jorma Ollila will continue to be Chairman of the Group Executive Board, with Pekka Ala-Pietilä, Matti Alahuhta, Sari Baldauf, Olli-Pekka Kallasvuo, Pertti Korhonen, Anssi Vanjoki and Veli Sundbäck, Senior Vice President reporting to him.

J.T. Bergqvist, Senior Vice President and General Manager, will continue to report to Sari Baldauf, and Yrjö Neuvo, Senior Vice President and Technology Advisor, will continue to report to Matti Alahuhta. They will both continue to be members in the Group Executive Board. Lauri Kivinen, Senior Vice President, Communications, and Ursula Ranin, Vice President and General Counsel, will continue to report to Ollila.

“Mobility is one of the world’s megatrends with a great opportunity”, says Jorma Ollila, Chairman and CEO of Nokia. “It will change how businesses are run and it is our ongoing ambition to help consumers and corporations in this transition. The industry and corporate structures that were established a decade ago at the dawn of mobile communications were very different from what is needed going ahead. With our flexibility and the new structure we are truly in the best position to bring the benefits of mobility to everyone and to take the opportunity of the next growth wave in this industry”, says Ollila.

ABOUT NOKIA

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Further information for media:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel